Exhibit 19.1

INSIDER TRADING POLICY

Introduction

Under federal and state securities laws, it is illegal for any person to trade in securities on the basis of material nonpublic information.  It is also illegal to communicate, disclose or “tip” material nonpublic information to others so that they may trade in securities on the basis of that information.  These illegal activities are commonly referred to as “insider trading.”

This Insider Trading Policy applies to all directors, officers and employees of Liberty Media Corporation (“Liberty Media”) and of each other company in which Liberty Media directly or indirectly owns and has the right to vote shares or other interests representing more than 50% of the voting power of such company (each, a “Controlled Company”) with respect to the election of directors or similar officials, other than publicly traded Controlled Companies that have their own insider trading policy.  Any reference herein (i) to “the Company” is to Liberty Media and (ii) to “covered persons” is to the directors, officers and employees to whom this policy applies.

This Insider Trading Policy applies to the trading of Company securities as well as the trading of securities of publicly traded Controlled Companies or publicly traded companies with which the Company has a business relationship.  The obligations of covered persons under this policy extend to trading by their family members who reside with them, and to other family members of a control person whose trading is directed by such covered person or is subject to the covered person’s influence or control (such as parents or children who consult with them before they trade).

The objectives of this policy are (i) to help prevent any actual or perceived impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties and (ii) to protect the Company’s reputation for integrity and ethical conduct.

The ultimate responsibility for compliance with this policy and applicable laws, and avoiding improper trading, rests with you.  If you have any questions regarding this policy or its application to you or to any proposed transaction, please contact any attorney in Liberty Media’s Legal Department (each, a “Securities Trading Officer”).

Statement of Policy

No Trading While Aware of Material Nonpublic Information.  You may not trade in Company securities if you are aware of material nonpublic information relating to the Company.  Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company obtained in the course of your employment with the Company or any of its subsidiaries.  These latter companies include customers, suppliers and affiliates, as well as companies with which the Company may be negotiating a major transaction, such as a merger, sale or investment.

No Tipping.  You may not pass on or disclose material nonpublic information obtained in the course of your employment by the Company or any of its subsidiaries to others or recommend to anyone (including family members and friends) the purchase or sale of securities when you are aware of such information.  This practice, known as “tipping,” violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even if the “tipper” does not trade or gain any benefit from another’s trading.

Outside Inquiries; Disclosure of Information.  If you receive inquiries from securities analysts, reporters or others, you should decline comment and direct them to the Company’s Investor Relations Department.  You should not discuss material nonpublic information with others outside the Company other than with persons (such as auditors, outside counsel and other advisors) engaged by the Company to provide assistance, and then only on a “need to know” basis.  To do otherwise is a violation of the Company’s Code of Business Conduct and Ethics.  Similarly, you may not discuss confidential information on any Internet “chat” site or message board.

Additional Restrictions for Certain Insiders.  To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of material nonpublic information, this policy also generally prohibits senior management with access to sensitive business or financial information about the Company from trading in Company securities during quarterly and event-specific blackout periods, as described below.

Definition of Material Nonpublic Information

For information to form the basis of an insider trading claim, it must have two important elements -- it must be both material and nonpublic.

Material Information.  Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that could reasonably be expected to affect the price of the security is material.  Common examples of material information are:

●Projections of future earnings or losses or other earnings guidance
●Actual revenues, earnings or losses that are inconsistent with prior projections or guidance or the consensus expectations of the investment community
●A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets, or other strategic business plans
●A change in executive management or the board
●Major events regarding or affecting an issuer’s securities, such as the offering of additional or new securities
●Changes in dividend policies

●Actual or prospective significant changes in liquidity, positive or negative, including as a result of changes in financing arrangements or creditworthiness
●Discovery of any significant deficiencies in an issuer’s financial reporting or internal controls
●Actual or threatened major litigation, or the resolution of such litigation
●Any violation or possible violation of material laws or regulations in any domestic or foreign jurisdiction
●The receipt of a communication, written or oral, from any domestic or foreign regulatory agency or government representative concerning any inquiries, investigations or allegations of noncompliance with any laws or regulations in any jurisdiction
●New major contracts, orders, suppliers, customers or finance sources, or the loss thereof

The foregoing are examples only.  Any other information that could reasonably be expected to affect the price of an issuer’s securities should be viewed as material as to that issuer.  The materiality of information as it relates to the Company will normally be determined in the context of the Company and its subsidiaries considered as a whole.

Both positive and negative information can be material.  Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.  If you are unsure if you are in possession of material nonpublic information and wish to trade, please contact a Securities Trading Officer.

Nonpublic Information.  Nonpublic information is information that is not generally known or available to the public.  Information is considered to be available to the public when it has been released broadly to the marketplace (such as by a press release issued through a major wire service or included in a report filed with the SEC) and the investing public has had time to absorb the information fully (as reflected in the trading price of the applicable security).  For purposes of this policy, information will be presumed to be generally available to the public when 48 hours have elapsed from the time the information is released.

Penalties for Insider Trading; Company Sanctions

Federal and state laws impose severe civil and criminal penalties for trading while aware of, or communicating, material nonpublic information, both for individuals involved in the unlawful conduct and persons (which may include employers and supervisors) who may be deemed “control persons” of the involved individuals.  A person who violates the insider trading laws or who is deemed a control person of a person who violates them can be sentenced to a substantial prison term and required to pay a penalty of several times the amount of profits gained or losses avoided as a result of the violation.

Civil Penalties.  In addition to disgorgement of the profits made or losses avoided, civil penalties may be imposed that are up to three times the profits gained or losses avoided as a result of the violation.  Persons violating insider trading or tipping rules may also face private actions for damages.

Criminal Penalties.  Under federal law, any person convicted of insider trading is subject to a maximum $5 million criminal penalty ($25 million for corporations and other entities that are not natural persons) and up to 20 years imprisonment.

Controlling Person Liability.  The SEC is empowered to seek substantial penalties from any person who, at the time of an insider trading violation, directly or indirectly controlled the person who committed the violation.  If the Company fails to take appropriate steps to prevent insider trading (such as through the adoption of an insider trading policy like this one), the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.  Control person liability has also been imposed on directors, officers and other supervisory personnel who failed to take appropriate steps to prevent insider trading.

Company Sanctions.  Failure to comply with this policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

Scope of Policy

Transactions to which this Policy Applies.  This policy applies to all trading (purchases or sales) in securities of the Company, as well as in the securities of any publicly traded Controlled Company or other company with which the Company has a business relationship and as to which a covered person has possession of material nonpublic information.  The term “securities” for this purpose includes stock, derivative securities (such as put and call options) and debt securities.  The trading restrictions imposed by this policy include certain transactions under the Company’s benefit plans, as follows:

●	Stock Options. The trading restrictions generally do not apply to the exercise of stock options. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of options through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

Post-Termination Transactions.  If you are aware of material nonpublic information when your employment or service relationship with the Company or subsidiary terminates, you may not trade in Company securities until that information has become public (as described above) or is no longer material.

Blackout Periods

To help to prevent inadvertent violations of the laws against insider trading and to avoid even the appearance of trading on the basis of material nonpublic information, this policy also prohibits any trading in Company securities during specified blackout periods by those persons with access to sensitive business or financial information about the Company.

Quarterly Blackout Periods.  The Company’s announcement of its quarterly and annual financial results has the potential to have a material effect on the market for the Company’s securities.  Therefore, the Company’s directors and executive officers and other covered persons who are notified by a Securities Trading Officer that they are subject to quarterly blackouts are prohibited from trading securities of the Company for the period commencing at 11:59 p.m., Eastern Time, on the last day of each fiscal quarter of the Company, until 48 hours after the Company publicly announces its quarterly or annual earnings, as applicable.

Event-Specific Blackout Periods.  From time to time an event may occur that is material to the Company and is known by only a few persons.  So long as the event remains material and nonpublic, the following blackout procedures will apply.  The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout.  Any person who is made aware of an event-specific blackout should not disclose the existence of the blackout to any other person.  The failure to advise a person of the existence of an event-specific blackout will not relieve that person of the obligation not to trade while actually aware of material nonpublic information.

Directors and executive officers may also be subject to event specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction (“Regulation BTR”), which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.  The Company will give such persons notice of any blackout period required under Regulation BTR.

Hardship Exceptions.  Generally, the existence of a personal financial hardship or emergency does not excuse compliance with the foregoing blackout restrictions.  However, persons subject to a quarterly blackout period may request a hardship exception by submitting a written request to the Chief Legal Officer of Liberty Media describing the proposed trade not less than two days prior to the proposed trade date.  A hardship exception may be granted only if the Chief Legal Officer of Liberty Media concludes that the Company’s financial results for the applicable period do not constitute material nonpublic information.  Under no circumstances will a hardship exception be granted to persons subject to an event-specific blackout.

Pre-clearance of Trades

You are not required to pre-clear transactions involving the Company’s securities, assuming those transactions otherwise would comply with the provisions regarding blackout periods set forth above.  Nevertheless, there may be circumstances in which you determine that you should seek to pre-clear a transaction.  In such a case, you should contact a Securities Trading Officer.  That officer may ask you to submit a written request for pre-clearance describing the proposed trade.  The Securities Trading Officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade.  If a trade is pre-cleared, either that trade should be completed within three trading days or a new request for pre-clearance should be submitted.

Exceptions for Rule 10b5-1 Plans

The SEC has adopted Rule 10b5-1, which allows corporate insiders to transact in securities on certain conditions without the imposition of insider trading liability.  Rule 10b5-1 requires that the transactions be effected pursuant to a plan that was adopted by the corporate insider at a time when that person is not in possession of material nonpublic information regarding the issuer of the security.

Trades in the Company’s securities that are executed pursuant to a properly adopted Rule 10b5-1 plan are not subject to the restrictions on trading imposed by this Insider Trading Policy, including the restrictions relating to blackout periods described above.

Rule 10b5-1 plans may not be adopted during a blackout period and may only be adopted when the person adopting the plan is unaware of material nonpublic information about the Company.  We recommend that all Rule 10b5-1 plans be submitted in advance to a Securities Trading Officer.

For information concerning the establishment of a Rule 10b5-1 plan, please contact Liberty Media’s Legal Department.

Questions and Requests for Assistance

Your compliance with this policy is of the utmost importance both for you and the Company.  If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from a Securities Trading Officer.  Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, are not always intuitive and are subject to changing interpretations.

Certification

All employees must certify their understanding of, and intent to comply with, this Insider Trading Policy upon request by the Company.

This Insider Trading Policy is effective as of August 15, 2023.